FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

17 March 2011

Management Changes at Santander UK plc

Further to the announcement made on 30 November 2010, Santander UK plc announces that the appointment of José María Nus as Chief Risk Officer and Executive Director has been formally approved by the FSA.

As a result, José María will assume the role of Chief Risk Officer and Executive Director with immediate effect.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
Israel Santos	(Head of Investor Relations)	020 7756 4275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 17 March 2011	By / s / Jessica Petrie (Authorised Signatory)